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05040182

VF 4-28-05

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66245

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brisbane Advisors Ltd. Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 U. S. Highway One, Suite 206

(No. and Street)

North Palm Beach, Florida 33408

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren W. Blanchard, Jr. 561-630-8400 ext 101

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Templeton & Company, LLP

(Name – *if individual, state last, first, middle name*)

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

222 Lakeview Avenue, Suite 1200 West Palm Beach, Florida 33401

(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
APR 20 2005
WASH, D.C.
209
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Warren W. Blanchard, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brisbane Advisors Ltd. Co., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public 4-19-05


MICHELLE HADDAD
MY COMMISSION # DD 190450
EXPIRES: March 6, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

templeton & COMPANY

REPORT OF INDEPENDENT AUDITORS

To the Member
Brisbane Advisors Ltd. Co.

We have audited the accompanying statement of financial condition of Brisbane Advisors Ltd. Co. (a single member limited liability company) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brisbane Advisors Ltd. Co. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Templeton & Company, LLC

West Palm Beach, Florida
January 25, 2005

222 Lakeview Avenue, Suite 1200 • West Palm Beach, Florida 33401
561-798-9988 • Fax: 561-798-4053 • www.templetonco.com



BRISBANE ADVISORS LTD. CO.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Assets:	
Cash	$ 10,100
Total assets	$ 10,100

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Member's equity:	
Contributed capital	50,193
Accumulated deficit	(40,093)
Total member's equity	10,100
Total liabilities and member's equity	$ 10,100

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Brisbane Advisors Ltd. Co. ("Advisors" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Advisors is a Florida Limited Liability Corporation that is a wholly owned subsidiary of Brisbane Capital LLC ("Brisbane Capital" or the "Parent").

Advisors was incorporated on April 1, 2003 and approved for membership in NASD effective May 11, 2004. The Company commenced marketing activities upon approval of membership in NASD but did not have any revenue producing transactions during 2004.

Note 2 – Significant Accounting Policies

Basis of Presentation

Advisors is engaged in a single line of business as a broker-dealer and is authorized to engage in various classes of investment banking services including private placements of corporate equity and debt securities, corporate mergers and acquisitions ("M&A"), restructurings, re-capitalizations and fairness opinions. Advisors does not hold customer funds or securities.

Investment Banking

The Parent provides non-regulated financial advisory consulting services to corporations or their executives, including strategic planning, exit and/or succession planning, business valuations, business modeling, business research, contract or interim CEO and CFO services, board of director advisory services, and assistance preparing for corporate finance or M&A transactions. These consulting services are generally provided by the Parent on a per diem or fixed fee basis under an agreement giving Advisors a right of first refusal or contractual right to exclusively provide regulated investment banking transaction services within a specified time period.

Income Taxes

Advisors is included in the federal income tax return filed by the Parent, a limited liability company which reports pre-tax income directly to its members.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3 – Related Party Agreements and Transactions

Upon approval of membership in NASD, Brisbane Capital charged Advisors a fee of $15,000 for services in connection with the application process plus $3,850 for certain costs incurred. The total charge to Advisors was $18,850, which was classified as organizational costs with a corresponding credit to member's equity.

Advisors and Brisbane Capital share common facilities and equipment, which is owned or leased by the Parent. Brisbane Capital's administrative personnel services and various operating expenses, such as business development and office overhead, also benefit both companies. Brisbane Capital acts as the common disbursement agent for expenses of both entities.

By agreement, direct costs, such as regulatory and professional fees and specific marketing and personnel costs, are recorded as a liability by Brisbane Capital and simultaneously charged to Advisors. Indirect operating costs are allocated to Advisors monthly as an overhead fee. The Expense Allocation Agreement, approved by both parties, allows Advisors to immediately reclassify the liabilities from "Due to Parent" to "Additional Capital."

During the period May 11, 2004 to December 31, 2004, Brisbane Capital incurred indirect operating costs of approximately $33,000 and allocated $16,500 to Advisors. This allocation was based on an estimate by Advisors and Brisbane Capital that their officers (the "Principals") spent approximately 50% of their time on Advisors and 50% on the Parent. Advisors and Brisbane Capital intend to review this allocation methodology annually and modify it as appropriate to reflect a reasonable allocation of costs between the entities.

Details of the indirect costs incurred by Brisbane Capital and the amounts allocated to Advisors, by functional category, are as follows:

Function	Cost incurred by Parent (May 11, 2004 to December 31, 2004)	Cost allocated to Advisors
Occupancy	$ 12,800	$ 6,400
Administrative personnel costs	6,000	3,000
Network and technology costs	5,600	2,800
Communications	4,400	2,200
Office and overhead costs	2,400	1,200
Business development costs	1,800	900
Total	$ 33,000	$ 16,500

In lieu of compensation for the Principals, Brisbane Capital intends to charge Advisors a consulting fee at the rate of 85% of collected net revenue, defined as total revenue less operating expenses exclusive of the consulting fee.

Note 4 – Commitment and Contingencies

The Parent was obligated under an operating lease for office space with a noncancelable term expiring November 30, 2005 with a renewal option through November 30, 2006. Brisbane Capital's minimum rental obligation at December 30, 2004 was approximately $19,800.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (8 to 1 during the Company's initial year of membership). At December 31, 2004, the Company had net capital of $10,100, which was $5,100 in excess of its required net capital of $5,000. There was no aggregate indebtedness at December 31, 2004; therefore, the Company exceeded this regulatory requirement.

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as of December 31, 2004 and the Company's FOCUS report for the period ended December 31, 2004.

Note 6 – Subsequent Event

Effective January 28, 2005, one of Advisors' two Principals resigned to accept full-time employment with an unrelated third party. Upon notification to NASD, Advisors was directed to discontinue any securities business until it is in compliance with the two principal rule or is granted a waiver. To achieve compliance with the two principal rule, management must hire a registered person already qualified as a principal or who will become qualified within 90 days of assuming the principal role. A waiver of the two principal rule requires, among other things, the filing of an amended business plan. Management is evaluating its options.